Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269571

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated August 1, 2024)

Getaround, Inc.

127,505,604 Shares of Common Stock

11,616,667 Warrants to Purchase Shares of Common Stock

16,791,642 Shares of Common Stock Underlying Warrants

This prospectus supplement (this “Prospectus Supplement”) supplements the prospectus dated August 1, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-269571). This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 16, 2024 (the “Report”). Accordingly, we have attached the Report to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock and public warrants are quoted on OTCQB operated by the OTC Markets Group, Inc. under the symbols “GETR” and “GETRW,” respectively. On October 15, 2024, the last reported sales price of our common stock and public warrants on the over-the-counter market were $0.0588 per share and $0.0022 per warrant, respectively.

We are an “emerging growth company” as defined Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 11 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 17, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 15, 2024

Getaround, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40152	85-3122877
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PO Box 24173
Oakland, California		94623
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 415 295-5725

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 15, 2024, Eduardo Iniguez, the Chief Executive Officer of Getaround, Inc. (the “Company”), resigned from his position as Chief Executive Officer and as a member of the Company’s Board of Directors (the “Board”), effective as of such date. As a result of his resignation as Chief Executive Officer, Mr. Iniquez ceased serving as the Company’s principal executive officer. Mr. Iniguez resigned for personal reasons.

On October 15, 2024, the Board appointed Albert Joon (“AJ”) Lee, the Company’s current Chief Operating Officer, as the Company’s Interim Chief Executive Officer, effective as of such date. In this capacity, Mr. Lee will serve as the Company’s interim principal executive officer. Mr. Lee will continue to serve as the Company’s Chief Operating Officer.

Mr. Lee, age 40, joined the Company as the Vice President, Gig Marketplace in May 2023. He was appointed to the role of Chief Operating Officer in March 2024 and currently leads the Company’s Sales, Marketing, Operations, Risk, Product Management, Engineering, and Business Intelligence functions. Prior to joining the Company, Mr. Lee served as the Chief Operating Officer for HyreCar, Inc. (“HyreCar”), a role he was appointed to in February 2023. Prior to that, he was HyreCar’s Senior Vice President of Growth, a role he held since January 2022. Prior to HyreCar, Mr. Lee served as the Senior Vice President of Growth at Airspace Technologies (“Airspace”), a logistics company using artificial intelligence and machine learning to move time-critical shipments, a position he held since July 2021. Prior to Airspace, between September 2018 and July 2021, Mr. Lee held various positions at NEXT Trucking, a digital freight marketplace, including Senior Vice President of Marketing and Growth Strategy, where he led the growth marketing, expansion, compliance, and marketplace strategy teams. Prior to NEXT Trucking, Mr. Lee also held management roles with Amazon.com, Inc. and The Vanguard Group, Inc.. Mr. Lee is a 2006 graduate of the University of Pennsylvania, where he received a B.A., magna cum laude. He also received an M.B.A. from the Tuck School of Business at Dartmouth College in 2013 and an M.P.A. from the Harvard Kennedy School in 2014.

Since March 6, 2024, Mr. Lee has served as the Company’s Chief Operating Officer pursuant to an employment offer letter between the Company and Mr. Lee dated as of such date (the “2024 Agreement”). The 2024 Agreement has no specified term, and Mr. Lee’s employment with the Company is on an at-will basis. Under the 2024 Agreement:

•
Base Salary and Annual Bonus. Mr. Lee receives an annual base salary of $450,000, subject to annual review, and is eligible to participate in the Company’s annual bonus plan on the same terms and conditions as other similarly situated executives, with a target bonus opportunity equal to $225,000.

•
Signing Bonus. Mr. Lee received a $50,000 signing bonus, which bonus must be repaid to the Company in full if he is not employed by the Company through the one-year anniversary of his March 6, 2024 start date, unless due to his termination without cause.

•
Equity Compensation. Under the 2024 Agreement, subject to the approval of the Board, the Company will recommend to the Compensation Committee of the Board that Mr. Lee be granted an equity award in the form of a stock option to purchase up to 1,390,000 shares of the Company’s common stock (the “Option”), subject to the terms and conditions of the Company’s 2022 Equity Incentive Plan (the “2022 Plan”) and applicable award agreement. The Option will vest as to 25% of the total number of shares subject to the Option on March 5, 2025, and an additional 25% of the total number of shares subject to the Option will vest on the same day of the next three years thereafter. The exercise price of the Option will be the greater of (a) $0.25, and (b) the closing price of the Company’s common stock on the date of grant. The Option has a maximum term of ten years, subject to earlier expiration in the event Mr. Lee’s service with the Company terminates.

•
Severance Terms. In the event the Company terminates Mr. Lee’s employment without cause, he will be entitled to receive payments upon the Company’s regular payroll schedule, which, in aggregate, represent 50% of his then-current annual base salary. However, if Mr. Lee’s employment is terminated by the Company for cause, or upon his resignation, he will be entitled only to limited payments and benefits consisting primarily of earned but unpaid salary and earned but unpaid bonuses (the “Accrued Benefits”). In the event of a termination of Mr. Lee’s employment by the Company due to his disability, or Mr. Lee’s employment terminates due to his death, Mr. Lee or his beneficiaries will be entitled only to the Accrued Benefits.

•
Other Benefits. Mr. Lee is eligible to participate in the benefit programs generally available to the Company’s executives.

Prior to his appointment as the Company’s Chief Operating Officer, Mr. Lee served as the Company’s Vice President, Gig Marketplace commencing May 16, 2023, pursuant to an employment offer letter between the Company and Mr. Lee dated as of such date (the “2023 Agreement”). Under the 2023 Agreement, Mr. Lee received: (i) an annual base salary of $300,000; and (ii) an annual bonus for 2023 of $50,000; and, subject to the approval of the Board, is to be granted an equity award in the form of 300,000 restricted stock units

(“RSUs”), subject to the terms and conditions of the 2022 Plan and applicable award agreement. The 2023 Agreement calls for a pro rata portion of the RSUs to vest on May 15, 2024, based on the number of days between Mr. Lee’s May 16, 2023 start date and May 14, 2024, divided by four years, and 6.25% of the RSUs vest on the same day of every third month thereafter.

There are no arrangements or understandings between Mr. Lee and any other persons pursuant to which he was appointed the Company’s Interim Chief Executive Officer. There are no family relationships between Mr. Lee and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. Other than as described above, the Company has not entered into any transactions with Mr. Lee that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Any compensatory plans or arrangements to be entered into between the Company and Mr. Lee in connection with his appointment as the Company’s Interim Chief Executive Officer have not been determined at this time. The Company will file an amendment to this Current Report on Form 8-K containing such information within four business days after they are determined.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Getaround, Inc.

Date:	October 16, 2024	By:	/s/ Patricia Huerta
Patricia Huerta, Interim CFO